

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

SUPPL

June 7th, 2005



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Dw 6/10



Yours faithfully

pp Joanne Crawford

Fiona Murdoch
Internal Legal Adviser

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between May 6th and June 6th 2005 (inclusive)

   Section 198 notification

Regulatory Announcement

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Free annual report



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:24 20-May-05
Number	5921M

RNS Number:5921M
Wolfson Microelectronics PLC
20 May 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
20th May 2005

Section 198 Notification

The Company was notified on 20th May 2005 by ABN AMRO BANK NV London Branch, pursuant to section 198 Companies Act 1985, that, as of 19th May 2005, its interest in the Company is 4,250,000 ordinary shares, representing 3.84% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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